

September 17, 2013

Via E-mail
H. James McKnight
Executive Vice President, Chief Legal Officer and Corporate Secretary
Michael Baker Corporation
Airside Business Park
100 Airside Drive
Moon Township, PA 15108

> **Re: Michael Baker Corporation**
> **Schedule 14D-9**
> **Filed September 9, 2013**
> **File No. 005-31270**

Dear Mr. McKnight:

We have limited our review of your filing to the issues addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 3. Past Contacts, Transactions, . . . page 2

Merger Agreement, page 2

1.   We note the statements that the disclosure provided is "not intended to modify or supplement any factual disclosures" and is "not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Baker or IMS." Please revise as appropriate to remove the implication that the referenced Merger Agreement and summary do not constitute public disclosure.

Reasons for Recommendation, page 25

2.   We note the "factors" the Board considered, as referenced here and page 29. Please revise to clarify the <u>reasons</u> for making their recommendation. See Item 1012(b) of Regulation M-A.

Company B's Interest, page 26

3.   Please clarify the nature of the transaction terms proposed by Company B that you reference in the last three bullet points here, and in your disclosure on pages 20 and 22. While we note your statements that such terms "decreased deal certainty," "weakened" commitments and were "less desirable," it is unclear from your disclosure how the terms proposed by Company B differed from those proposed by the other parties.

Opinion of the Board's Financial Advisor, page 29

4.   We note the companies and transactions "selected" by your financial advisor. Please revise to clarify the criteria used to select those companies and transactions. If any companies or transactions met the criteria but were excluded from the analyses, please disclose that fact and the reasons for the exclusion.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Peggy Kim, Special Counsel, at (202) 551-3411 or me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Adviser
Office of Mergers & Acquisitions

cc (by e-mail):   Michael C. McLean, Esq.
                        Kristen L. Stewart, Esq.